FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2012
No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On February 13, 2012, the registrant announces that Japanese Ministry of Economy, Trade and Industry has Approved Grants to TowerJazz for its Cap-Ex Investment Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 13, 2012	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

Japanese Ministry of Economy, Trade and Industry has
Approved Grants to TowerJazz for its Cap-Ex Investment Plan

NISHIWAKI, Japan, February 13, 2012 – TowerJazz, the global specialty foundry leader, today announced that TowerJazz Japan, Ltd. (TJP) has been selected to receive a cap-ex subsidy from the Japanese Ministry of Economy, Trade and Industry (METI). This subsidy program aims to improve the logistics and facilities of the business locations of companies operating within Japan as well as encourage new investment to maintain and create employment by providing domestic site location subsidies to production sites.  As part of this program, 294 projects were selected with a total subsidy budget of 202.3 billion yen (~2.5 billion dollars).

Grants approved in this program comprised up to 33.3% (one third) in cash by METI for cap-ex and related investments associated with power and other products. As previously disclosed, TowerJazz plans to invest tens of millions of dollars over the coming two years in its Nishiwaki factory to ramp and qualify its specialized power platform and other technologies to provide local sourcing in Japan and multi-fab sourcing for its customers worldwide.

The subsidy will enable TJP to accelerate its transition from an IDM DRAM fab to an analog specialty foundry and expand collaboration opportunities with customers in Japan. The funding will assist TJP in the ramp of specialized technologies and provide assistance with equipment and infrastructure for further business development.

Since the acquisition of the Micron Fab in Nishiwaki in June of 2011, TowerJazz has successfully engaged several IDMs in Japan and continues to explore and gain traction with new engagements. TowerJazz also introduced its world-class design enablement technology to the Japanese market.

“Having been selected as a recipient of the subsidy gives us great assurance that the Japanese government sees the inherent high value of our foundry offerings to support business development nationally,” said Russell Ellwanger, Chief Executive Officer, TowerJazz. “TowerJazz is committed to the Japanese market by providing TJP with our advanced specialized capabilities and working closely with our local customers to respond to both their short and long term needs.”

“Developing local pure play foundry capability is extremely important for the Japanese semiconductor industry. We are very pleased that the government understands the important role we have and chose to partner with us as the first large scale pure play foundry in Japan”, said Kenichi Katsumoto, Managing and Representative Director of TowerJazz Japan, Ltd.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Asia-Pacific Company/Media Contact:
Shoko Saimiya
+81-795-23-6609
saimiya@towerjazz.com

TowerJazz Investor Relations Contact
Noit Levi
+972 4 604 7066
noit.levi@towerjazz.com